                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.   20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                     FURNITURE BRANDS INTERNATIONAL, INC.
             -----------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                 --------------------------------------------
                        (Title of Class of Securities)

                                   458507100
                 --------------------------------------------
                                (CUSIP Number)

                          Morgan, Lewis & Bockius LLP
                           John F. Hartigan, Esquire
                            801 South Grand Avenue
                      Los Angeles, California  90017-4615
                                (213) 612-2630
              ----------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 27, 1997
              ----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  458507100
          ---------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Apollo Investment Fund, L.P.
--------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                       (b) [_]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   OO
--------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or
   (E)                                                                    [_]
--------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------
                           7   SOLE VOTING POWER
  NUMBER OF                    551,185 shares of Common Stock
   SHARES                  ---------------------------------------
BENEFICIALLY
  OWNED BY                 8   SHARED VOTING POWER
   EACH                    ---------------------------------------
 REPORTING                 9   SOLE DISPOSITIVE POWER
  PERSON                       551,185 shares of Common Stock
   WITH                    ---------------------------------------
                           10  SHARED DISPOSITIVE POWER
                           ---------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        551,185 shares of Common Stock

--------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                                [_]

--------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%
____________________________________________________________________
14 TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  458507100
          ---------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lion Advisors, L.P.
--------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO

--------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or
   (E)                                                                    [_]
--------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------
                            7   SOLE VOTING POWER
   NUMBER OF                    548,815 shares of Common Stock
    SHARES
 BENEFICIALLY               ----------------------------------------
   OWNED BY                 8  SHARED VOTING POWER
     EACH
  REPORTING                 ----------------------------------------
    PERSON                  9  SOLE DISPOSITIVE POWER
     WITH                      548,815 shares of Common Stock

                            ----------------------------------------
                            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        548,815 shares of Common Stock
--------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       [_]

--------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%
--------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

       -----------------------------------------------------------------
       -----------------------------------------------------------------


          This Amendment No. 3 to Schedule 13D (the "Amendment") supplements and amends the Statement on Schedule 13D filed by Apollo Investment Fund, L.P. and Lion Advisors, L.P. on December 23, 1994, as heretofore amended (the "Original Statement," and, together with the Amendment, the "Statement").

Item 4. Purpose of Transaction.
------  ----------------------

      Item 4 of the Original Statement is hereby amended by adding the following paragraphs:

          On May 27, 1997, Furniture Brands and the Reporting Persons entered into a Stock Purchase and Secondary Offering Agreement (the "SPSO Agreement") pursuant to which Furniture Brands agreed to repurchase from the Reporting Persons (i) an aggregate of 10,842,299 shares of its Common Stock and (ii) warrants to purchase 290,821 shares of Common Stock concurrently with the consummation of an underwritten public offering in which the Reporting Persons would sell 11,000,000 shares of Common Stock (plus up to 1,100,000 additional shares pursuant to exercise by the underwriters of an overallotment option). The SPSO Agreement provided for a purchase price for the 10,842,299 shares of Common Stock of $15.75 per share and a purchase price for the warrants of $8.62 per warrant (representing $15.75 per share less the $7.13 per share warrant exercise price); provided that if the price to the public per share in the public offering were equal to or greater than $15.50, the price per share would be $15.50 and the price per warrant would be $8.37. As noted below, the public offering price did exceed $15.50 per share, and therefore the prices at which shares and warrants were sold under the SPSO Agreement were $15.50 and $8.37, respectively.

          On May 30, 1997, Furniture Brands filed a Registration Statement on Form S-3 (No. 333-28173), as amended by Amendments No. 1 and No. 2 filed on June 24, 1997 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). The Registration Statement related to the public offering of an aggregate of 11,000,000 shares of Common Stock (of which 8,800,000 shares were offered for sale in the United States and Canada and a total of 2,200,000 shares were offered in a concurrent international offering outside of the United States and Canada) for sale by the Reporting Persons, plus up to an additional 1,100,000 shares to be sold upon exercise by the U.S. Underwriters of an over-allotment option. On June 24, 1997, the Registration Statement was declared effective by the Commission.

          On June 24, 1997, the Reporting Persons signed a U.S. Underwriting Agreement (the "U.S. Underwriting Agreement") among the Reporting Persons, Furniture Brands and the Underwriters named therein (the "U.S. Underwriters") committing to sell 8,800,000 shares of Common Stock to the U.S. Underwriters (plus 1,100,000 shares that are subject to the U.S. Underwriters' over-allotment option) at a price per share of $16.32. On the same date, the Reporting Persons signed an International Underwriting Agreement (the "International Underwriting Agreement") among the Reporting Persons, Furniture Brands and the Managers named therein (the "International Managers") committing to sell 2,200,000 shares of Common Stock to the International Managers at a price per share of $16.32. The sale of 11,000,000 firm commitment shares in connection with the U.S. Underwriting Agreement and the International Underwriting Agreement was completed on June 27, 1997. The U.S. Underwriting Agreement and the International Underwriting Agreement are filed as exhibits to this Schedule.

          On June 27, 1997, the sale of shares of Common Stock and warrants to Furniture Brands pursuant to the SPSO Agreement was also completed.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

      Item 5 of the Original Statement is hereby amended by deleting it in its entirety and substituting the following therefor:

          (a) The Reporting Persons beneficially own an aggregate of 1,100,000 shares of Common Stock, or approximately 2% of the outstanding Common Stock. If the U.S. Underwriters' overallotment option is exercised, the Reporting Persons will beneficially own no shares of Common Stock.

          (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages, and such information is incorporated herein by reference.

          (c) Except as otherwise disclosed in this Statement, the Reporting Persons have not effected any transactions in shares of Common Stock during the preceding 60 days.

          (d) Not applicable.

          (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of Furniture Brands on June 27, 1997.

   Item 7.   Material to be filed as Exhibits.
   ------    --------------------------------

      Item 7 of the Original Statement is amended by adding the following exhibits:

      99.4 Form of U.S. Underwriting Agreement, dated June 24, 1997, among the Reporting Persons, Furniture Brands and the U.S. Underwriters (incorporated by reference to Exhibit 1(a) to Amendment No. 1 to Registration No. 333-28173 of Furniture Brands).

      99.5 Form of International Underwriting Agreement, dated June 24, 1997, among the Reporting Persons, Furniture Brands and the International Managers (incorporated by reference to Exhibit 1(b) to Amendment No. 1 to Registration No. 333-28173 of Furniture Brands).

      99.6 Stock Purchase and Secondary Offering Agreement dated May 27, 1997 among the Reporting Persons and Furniture Brands (incorporated by reference to Exhibit 99(a) to the Current Report on Form 8-K of Furniture Brands filed on May 29, 1997).

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be jointly filed with Lion Advisors, L.P.

Dated:  June 30, 1997

                      APOLLO INVESTMENT FUND, L.P.

                      By:   Apollo Advisors, L.P.,
                            Managing General Partner
                            By:   Apollo Capital Management, Inc.,
                                  General Partner


                            By:   /s/ Michael D. Weiner
                                  ---------------------
                                  Michael D. Weiner
                                  Vice President, Apollo Capital Management,Inc.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be jointly filed with Apollo Investment Fund, L.P.

Dated:  June 30, 1997

                           LION ADVISORS, L.P.


                           By: Lion Capital Management, Inc.,
                                 General Partner


                             By: /s/ Michael D. Weiner
                                 ---------------------
                                 Michael D. Weiner
                                 Vice President, Lion Capital Management, Inc.